Exhibit 99.1

Mesoblast Limited

ABN 68 109 431 870

and Controlled Entities (Mesoblast Group)

HALF-YEAR INFORMATION

FOR THE SIX MONTHS ENDED 31 DECEMBER 2017

PROVIDED TO THE ASX UNDER LISTING RULE 4.2A

This half-year financial report is to be read in conjunction with the financial report for the period ended 30 June 2017.

Rule 4.2A.3

Appendix 4D

Half-Year Report for the six months to 31 December 2017

Name of entity
MESOBLAST LIMITED ABN 68 109 431 870

1.	Reporting period

Report for the half-year ended	31 December 2017
Previous corresponding period is the financial year ended and half-year ended	30 June 2017 31 December 2016

2.	Results for announcement to the market

	Up/down	% change		Amount reported for the half-year ended 31 December 2017 (USD’000)
Revenues from ordinary activities (item 2.1)	Up	1442%	to	14,571

Profit from ordinary activities after tax attributable to members (item 2.2)	Up *	117%	to	6,681

Net profit for the period attributable to members (item 2.3)	Up*	117%	to	6,681

*profit for the half-year ended 31 December 2017 compared with a loss for the half-year ended 31 December 2016
There are no dividends being proposed or declared for the period (item 2.4 and 2.5)

Brief explanation of any of the figures reported above necessary to enable the figures to be understood (item 2.6):

Please refer to the Directors’ Report (please see the section titled Management’s Discussion and Analysis of Financial Condition and Results of Operations) within the Form 6-K for the three and six months ended December 31, 2017).

3.Net tangible assets per security (item 3)

	31 December 2017	31 December 2016
Net tangible (liability) / asset backing per ordinary security (in USD cents)	12.35 cents	11.16 cents

A large proportion of the Company’s assets are intangible in nature, consisting of intellectual property and goodwill relating to the acquisition of Mesoblast, Inc and the culture-expanded Mesenchymal Stem Cell technology.  These assets and the associated provision for contingent consideration are excluded from the calculation of net tangible assets per security.  The deferred tax liability has also been excluded from the calculation to the extent it relates to future tax obligations as a result of the intellectual property assets deriving revenue at some point in the future.  This deferred tax liability has arisen as a direct result of the intellectual property being acquired.

4.Half-Year Financial Statements and Directors’ Report

The financial information provided in the Appendix 4D should be read in conjunction with the Quarterly Report on Form 6-K (incorporating the Half-Year Report) for the three and six months ended December 31, 2017 which has been prepared in accordance with Australian Accounting Standards.

Directors’ Report - please refer to the section titled Management’s Discussion and Analysis of Financial Condition and Results of Operations within the Form 6-K.

Half-Year Financial Statement – please refer to the Financial Statements within the Form 6-K.

5.Independent review of the financial report (item 9)

The financial report has been independently reviewed. The financial report is not subject to a qualified independent review statement.  The independent audit review report includes the following statement:

We draw attention to Note 1(i) in the half-year financial report, which indicates that the Group incurred net cash outflows from operations for the six months ended 31 December 2017 of USD35.2 million. As a result, the Group is dependent on entering into a partnership with a third party for funding of operations and/or raising capital through the issue of new shares, together with successfully maintaining certain cost containment and deferment strategies. These conditions, along with other matters set forth in Note 1(i), indicate the existence of a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter.

The independent audit review report is attached to the Financial Statements within the Form 6-K.